SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005	Commission File Number (333-00289)

ROBBINS & MYERS, INC. SAVINGS PLAN FOR UNION EMPLOYEES
(Name of Plan)

ROBBINS & MYERS, INC.
1400 Kettering Tower
Dayton, Ohio 45423
(937) 222-2610
(Name of Issuer of Security, held pursuant to Plan and address of its principal executive office)

REQUIRED INFORMATION
     The Robbins & Myers, Inc. Savings Plan for Union Employees (the Plan) is subject to the Employee Retirement Income Security Act of 1974.
     Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:
(a)	Statements of Net Assets Available for Benefits — December 31, 2005 and 2004

(b)	Statement of Changes in Net Assets Available for Benefits — for the year ended December 31, 2005

(c)	Notes to Financial Statements;

(d)	Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2005;

(e)	Schedule H, Line 4j — Schedule of Reportable Transactions — for the year ended December 31, 2005;

(e)	Report of Independent Registered Public Accounting Firm.
     The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in Registration statement on Form S-8 (No. 333-00289) is being filed as Exhibit 23.1 to this Report.
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Savings Plan for Union Employees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBBINS & MYERS, INC. SAVINGS PLAN FOR UNION EMPLOYEES
By	/s/ Kevin J. Brown
	Name:	Kevin J. Brown
	Title:	Member, Corporate Benefits Committee
	Dated:	June 28, 2006

INDEX TO EXHIBITS
     The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit

(23)	CONSENT OF EXPERTS AND COUNSEL

23.1 Consent of Ernst & Young LLP.

(99)	ADDITIONAL EXHIBITS

99.1 Audited Financial Statement of Robbins & Myers, Inc. Savings Plan for Union Employees as of December 31, 2005 and 2004 and for the year ended December 31, 2005.